UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-42128

Telix Pharmaceuticals Limited
(Translation of registrant’s name into English)

55 Flemington Road
North Melbourne, Victoria 3051, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-
F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 10, 2026 (Melbourne, Australia), Telix Pharmaceuticals Limited filed an announcement with the
Australian Securities Exchange titled “FDA Accepts NDA for TLX101-Px (Pixclara®) ” a copy of which is attached to this Form 6-K as Exhibit 99.1.
The information contained in this Form 6-K, except for (i) the commentary in Exhibit 99.1 appearing in the third, fourth and fifth paragraphs on page 1 and (ii) information accessible by hyperlinks included therein, is incorporated by reference into our Registration Statement on Form F-3ASR (File No. 333-293611) and Registration Statement on
Form S-8 (File No. 333-283917).

99.1	Press release – April 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telix Pharmaceuticals Limited

Date: April 9, 2026	By:	/s/ Christian Krautkramer
Name: Christian Krautkramer
Title: Group General Counsel